                                                                       EXHIBIT 8


                                                                  April 15, 1996




Medalist Industries, Inc.
10850 West Park Place
Milwaukee, WI  53224

Illinois Tool Works, Inc.
3600 West Lake Avenue
Glenview, IL  60025

ITW ACQ. INC.
3600 West Lake Avenue
Glenview, IL  60025

         RE: OPINION WITH RESPECT TO THE MERGER OF ITW ACQ. INC., A SUBSIDIARY OF ILLINOIS TOOL WORKS INC., INTO MEDALIST INDUSTRIES, INC.

Ladies and Gentlemen:

         At your request, we are rendering our opinion with respect to certain federal income tax consequences of the proposed merger of ITW ACQ. INC. ("Newco"), a wholly owned subsidiary of Illinois Tool Works Inc. ("ITW") with and into Medalist Industries, Inc. ("Medalist"). We do not express any opinion in this letter pertaining to state, local or foreign taxes. Further, we do not express any opinion in this letter regarding the federal income tax consequences applicable to special classes of taxpayers including persons who hold options to acquire Medalist common stock (acquired under the 1990 and 1994 Medalist Stock Option Plans), persons who acquired their shares of Medalist common stock pursuant to the exercise of employee options or otherwise as compensation, persons who hold Medalist 7.5% Convertible Subordinated Debentures, foreign persons, tax-exempt entities, retirement plans and financial institutions.

         We have examined the Agreement and Plan of Merger by and among ITW, Newco and Medalist, dated as of January 8, 1996 (the "Agreement") and the form of Articles of Merger, including the Plan of Merger between Newco and Medalist, which set forth the terms of the proposed transaction. In addition, the parties to the transaction have made various representations concerning the transaction, including their purposes for entering into the transaction. Terms that are defined in the Agreement shall have the same meaning when used in this letter.

Medalist Industries, Inc.
Illinois Tool Works, Inc.
ITW ACQ. Inc.
April 15, 1996
Page 2


                               STATEMENT OF FACTS

A.       ITW

         ITW is a Delaware corporation with its principal executive offices located at 3600 West Lake Avenue, Glenview, Illinois 60025. The authorized capital stock of ITW consists of 150,000,000 shares of common stock without par value and 300,000 shares of preferred stock. As of March 5, 1996 there were outstanding 122,595,312 shares of ITW common stock, and employee options to purchase an aggregate of2,498,318 shares of ITW common stock. As of March 5, 1996, no ITW preferred shares were issued. The ITW common stock is traded principally on the New York Stock Exchange.

         ITW manufactures and markets a variety of products and systems that provide specific, problem-solving solutions for a diverse customer base worldwide. ITW has 300 operations in 34 countries and approximately 21,000 employees. ITW's business units are divided into two segments: Engineered Components and Industrial Systems and Consumables. Products in ITW's Engineered Components segment include short lead time plastic and metal components, fasteners and assemblies; industrial fluids and adhesives; and fastening tools and welding equipment. Industrial Systems and Consumables products include longer lead time systems and related consumables for consumer and industrial packaging; industrial spray coating equipment and systems and quality assurance applications equipment and systems.

B.       Newco

         Newco is a Wisconsin corporation with its principal executive office at 3600 West Lake Avenue, Glenview, Illinois 60025. Newco was formed solely as an acquisition vehicle for purposes of accomplishing the proposed transaction described in paragraph D below. It is a wholly owned first tier subsidiary of ITW and has no material assets or liabilities.

C.       Medalist

         Medalist is a Wisconsin corporation with its principal executive office located at 10850 West Park Place, Milwaukee, Wisconsin 53224. The authorized capital stock of Medalist

Medalist Industries, Inc.
Illinois Tool Works, Inc.
ITW ACQ. Inc.
April 15, 1996
Page 3


consists of 10,000,000 shares of common stock, par value $1.00 per share, 10,000 shares of preferred stock, par value $100 per share, and 20,000 shares of preferred stock, par value $50 per share. As of April 9, 1996, there were 3,898,281 shares of Medalist common stock outstanding and no shares of preferred stock were issued. Medalist shares of common stock are traded over-the-counter on the Nasdaq National Market. As of April 9, 1996, there were currently exercisable employee options to purchase an aggregate of 161,214 Medalist shares. As of that date, 413,867 shares of Medalist common stock were reserved for issuance on conversion of Medalist's 7 1/2% Convertible Subordinated Debentures due 2001.

         Medalist designs, manufactures and distributes industrial fasteners and related hardware, and also provides quality assured, just-in-time inventory management systems to other manufacturers. Medalist has approximately 900 employees.

D.       Proposed Transaction

         ITW, Newco and Medalist have entered into the Agreement which provides for the merger of Newco with and into Medalist. As a result of the merger, the independent corporate existence of Newco will terminate and Medalist, as the surviving corporation in the merger, will succeed to all the assets and liabilities of Newco. In the merger, the outstanding shares of common stock, $1.00 par value per share, of Medalist will be converted into shares of ITW common stock, without par value, in accordance with the exchange ratio described in Section 4.1 of the Agreement.

         There is no plan or intention to merge Medalist with or into another corporation, or transfer any of its assets into another corporation, after Newco is merged into it.

E.       Business Purposes

         Medalist believes that the merger will enhance prospects for future growth in earnings due to the affiliation with a larger corporation having similar and complementary lines of business. The transaction will also enable the Medalist shareholders to become owners of a larger and more globally diversified corporation.

Medalist Industries, Inc.
Illinois Tool Works, Inc.
ITW ACQ. Inc.
April 15, 1996
Page 4


         ITW believes that the merger will expand its markets and distribution network and will enable ITW to achieve economies of scale.

                                REPRESENTATIONS

         The following representations have been made in connection with the proposed transaction:

         1. The fair market value of ITW common stock and other consideration to be received by each shareholder of Medalist will be approximately equal to the fair market value of the Medalist common stock surrendered in exchange therefor.

         2. To the best of the knowledge of the management of Medalist, there is no plan or intention on the part of the shareholders of Medalist to sell, exchange or otherwise dispose of a number of shares of ITW stock received in the transaction that would reduce the Medalist shareholders' ownership of ITW stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent (50%) of the value of all of the formerly outstanding stock of Medalist as of the same date. For purposes of this representation, shares of Medalist stock exchanged for cash in lieu of fractional shares of ITW stock have been treated as outstanding Medalist stock on the date of the transaction. Moreover, shares of Medalist stock and shares of ITW stock held by Medalist shareholders and otherwise sold, redeemed or disposed of prior or subsequent to the transaction have been considered in making this representation.

         3. Following the transaction, Medalist will hold at least ninety percent (90%) of the fair market value of its net assets and at least seventy percent (70%) of the fair market value of its gross assets and at least ninety percent (90%) of the fair market value of Newco's net assets and at least seventy percent (70%) of the fair market value of Newco's gross assets held immediately prior to the transaction. For purposes of this representation, amounts paid by Medalist or Newco to shareholders who receive cash or other property, amounts used by Medalist or Newco to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Medalist will be included as assets of Medalist or Newco, respectively, immediately prior to the transaction.

Medalist Industries, Inc.
Illinois Tool Works, Inc.
ITW ACQ. Inc.
April 15, 1996
Page 5


         4. ITW, Medalist and Newco will each pay their respective expenses, if any, incurred in connection with the transaction. The shareholders of Medalist will pay their respective expenses, if any, incurred in connection with the transaction.

         5. In the transaction, shares of Medalist stock representing control of Medalist, as defined in Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code"), will be exchanged solely for voting stock of ITW. For purposes of this representation, shares of Medalist stock exchanged for cash or other property originating with ITW will be treated as outstanding Medalist stock on the date of the transaction.

         6. At the time of the transaction, Medalist will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Medalist that, if exercised or converted, would affect ITW's acquisition or retention of control of Medalist, as defined in Section 368(c) of the Code.

         7. There is no intercorporate indebtedness existing between (a) Medalist and ITW or (b) Medalist and Newco that was issued, acquired, or will be settled at a discount.

         8. None of Medalist, ITW or Newco is an investment company as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

         9. On the date of the transaction, the fair market value of the assets of Medalist will equal or exceed the sum of the liabilities of Medalist plus the amount of liabilities, if any, to which its assets are subject.

         10. None of the compensation received by any shareholder-employees of Medalist will be separate consideration for, or allocable to, any of their shares of Medalist stock; none of the shares of ITW stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

         11. The payment of cash in lieu of fractional shares of ITW stock is solely for the purpose of avoiding the expense and inconvenience to ITW of issuing fractional shares and does not

Medalist Industries, Inc.
Illinois Tool Works, Inc.
ITW ACQ. Inc.
April 15, 1996
Page 6


represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the Medalist shareholders in lieu of issuing fractional shares of ITW stock will not exceed 1% of the total consideration that will be issued in the transaction to the Medalist shareholders in exchange for their shares of Medalist stock. The fractional share interests of each Medalist shareholder will be aggregated, and no Medalist shareholder will receive cash in an amount equal to or greater than the value of one full share of ITW stock.

         12. Prior to the transaction, ITW will be in control of Newco within the meaning of Section 368(c) of the Code.

         13. Medalist has no plan or intention and ITW has no plan or intention to cause Medalist to issue additional shares of its stock that would result in ITW losing control of Medalist within the meaning of Section 368(c) of the Code.

         14. ITW has no plan or intention to liquidate Medalist; to merge Medalist with or into another corporation; to sell or otherwise dispose of the stock of Medalist except for transfers of stock to corporations controlled by ITW; or to cause Medalist to sell or otherwise dispose of any of its assets or of any of the assets acquired from Newco, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by Medalist.

         15. Newco will not have any liabilities assumed by Medalist in the transaction nor will it transfer to Medalist in the transaction any assets subject to liabilities.

         16. ITW does not own, nor has it owned during the past five years, any shares of the stock of Medalist.

         17. Following the transaction, it is ITW's plan and intent that either Medalist will continue its historic business or use a significant portion of Medalist's historic business assets in a business.

         18. ITW has no plan or intention to redeem or otherwise reacquire any of its stock issued in the transaction.

         19. None of ITW, Medalist or Newco is under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

Medalist Industries, Inc.
Illinois Tool Works, Inc.
ITW ACQ. Inc.
April 15, 1996
Page 7


                                 APPLICABLE LAW

         Section 368(a)(1)(A) and 368(a)(2)(E) of the Code provide that the term "reorganization" includes a merger in which the stock of one corporation (e.g., ITW), which before the merger was in control of the merged corporation (e.g., Newco), is used if after the merger the surviving corporation in the merger (e.g., Medalist) holds substantially all of its properties and the properties of the merged corporation (other than stock of the controlling corporation which is distributed in the transaction) and in the transaction former shareholders of the surviving corporation exchange, for voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of the surviving corporation. In addition to the statutory requirements of Section 368 of the Code, a reorganization must also satisfy various nonstatutory requirements including the continuity of ownership, the continuity of business enterprise, and the business purpose requirements. In our opinion, the representations made by the parties demonstrate that there will be a continuity of ownership and a continuity of business enterprise. Furthermore, in our opinion the business purposes expressed by the parties satisfy the business purpose requirement.

         Section 361(a) and (c) and Section 357(a) of the Code provide that generally no gain or loss will be recognized if a corporate party to a reorganization exchanges property for stock in another corporation that is a party to the reorganization, other property, or the assumption of liabilities and the corporation receiving the other property distributes it pursuant to the plan of reorganization. In addition, Section 354(a)(1) of the Code provides that no gain or loss will be recognized by the holder of stock in a corporation which is a party to a reorganization if the stock is exchanged solely for stock of another party to the reorganization.

         As provided in Section 362(b) of the Code, if property is acquired by a corporation in connection with a reorganization, then the basis of the property is the same as it would be in the hands of the transferor. Under
Section 358(a)(1) of the Code, the basis of property received without the recognition of gain or loss in a reorganization by a shareholder is the same as the property exchanged by the shareholder in exchange therefor.

Medalist Industries, Inc.
Illinois Tool Works, Inc.
ITW ACQ. Inc.
April 15, 1996
Page 8


         Section 1223(1) of the Code provides, in effect, that if a shareholder acquires property in an exchange in connection with a reorganization and the basis of the property acquired is the same as the basis of the property exchanged, the shareholder shall include in his holding period of the acquired property the holding period of the exchanged property, provided the property exchanged was a capital asset on the date of the exchange. Similarly, as a result of Section 1223(2) of the Code, if the corporation acquires property in a transaction in which there is carryover basis, the corporation shall include in its holding period the period for which this property was held by the transferor.

                                    OPINION

         On the basis of the foregoing information, representations, and the Agreement, and assuming the transaction is consummated in a manner consistent with the terms of the Agreement, and that the representations remain accurate and true immediately prior to the consummation of the transaction, our opinion is as follows:

         1. Provided that after the transaction Medalist will hold substantially all of its assets and the assets of Newco, the proposed merger will constitute a reorganization within the meaning of section 368(a)(1)(A) of the Code. Under Section 368(a)(2)(E) of the Code, the reorganization will not be disqualified by reason of the fact that stock of ITW is used in the merger. For purposes of this opinion, "substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of each of Medalist and Newco. Medalist, ITW and Newco will each be a "party to a reorganization" within the meaning of
Section 368(b) of the Code.

         2. No gain or loss will be recognized to Newco on the transfer of its assets to Medalist solely in exchange for Medalist common stock and the assumption by Medalist of Newco's liabilities (sections 361(a) and 357(a)).

         3. No gain or loss will be recognized to Medalist upon the receipt of the assets of Newco in exchange for Medalist common stock (Section 1032(a) of the Code).

Medalist Industries, Inc.
Illinois Tool Works, Inc.
ITW ACQ. Inc.
April 15, 1996
Page 9


         4. No gain or loss will be recognized by ITW upon the receipt of Medalist common stock solely in exchange for Newco common stock (Section 354(a)(1) of the Code).

         5. No gain or loss will be recognized by a Medalist shareholder upon the exchange of Medalist common stock solely for ITW common stock (including fractional share interests) (Section 354(a)(1) of the Code).

         6. The aggregate basis of the shares of ITW common stock received by a Medalist shareholder (including fractional share interests) will be the same as the basis of the shares of Medalist common stock surrendered in exchange therefor (Section 358(a)(1) of the Code).

         7. The holding period of the ITW common stock received by Medalist shareholders will include the period during which Medalist stock surrendered therefor was held, provided the Medalist common stock is a capital asset in the Medalist shareholder's hands on the date of the exchange (Section 1223(1) of the Code).

         8. The payment of cash to Medalist shareholders in lieu of fractional share interests of ITW common stock will be treated for federal income tax purposes as if the fractional shares were issued in the transaction and then redeemed by ITW. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code. (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574). A Medalist shareholder will recognize capital gain or loss thereon, provided the shares of Medalist common stock surrendered for such fractional share interests are held as capital assets by the Medalist shareholder on the date of the exchange, in an amount equal to the difference between the amount of cash received and the portion of such shareholder's adjusted tax basis in the shares of Medalist common stock allocable to such fractional share interests. Such capital gain or loss will be long term capital gain or loss if the holding period for such shares is more than one year.

       Our opinion is based upon the existing provisions of the Code, the Treasury Regulations thereunder, published revenue rulings, procedures and releases of the Internal Revenue Service, and existing court decisions, any of which could be changed at any time. Any such changes may be retroactive with respect to

Medalist Industries, Inc.
Illinois Tool Works, Inc.
ITW ACQ. Inc.
April 15, 1996
Page 10


transactions entered into prior to the date of such changes and could modify our opinion retroactively. The Internal Revenue Service is not bound by our opinion and is not precluded from asserting positions contrary to our opinion. Further, our opinion is based upon our best interpretations of existing sources of law and express what, based on these sources, we believe a court would likely conclude if presented with these issues. No assurance can be given however that such interpretations would be followed if the transaction becomes the subject of judicial or administrative proceedings.

       No opinion is expressed regarding the tax treatment of the transaction under any other provision of the Internal Revenue Code or Treasury Regulations. In addition, no opinion is expressed regarding the tax treatment of any conditions existing at the time of or effects resulting from the proposed transaction that are not specifically covered by the above statements.

       We hereby consent to the use of this opinion as an Exhibit to the Registration Statement of ITW on Form S-4, filed under the Securities Act of 1993, as amended (the "Act"), in connection with the proposed transaction. In giving this consent, we do not admit that we are experts within the meaning of
Section 11 of the Act or within the category of persons whose consent is required by Section 7 of the Act.

       This opinion has been furnished solely for the benefit of ITW, Newco, Medalist and the shareholders of Medalist, and it may not be relied upon or used by any other person or for any other purpose without our express written consent.

                                                    Very truly yours,

                                                    QUARLES & BRADY